Exhibit (a)(5)(D)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated June 20, 2011, the related Letter of Transmittal and any amendments or supplements thereto and, other than as described in the following sentence, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Offeror (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in any such jurisdiction. In those jurisdictions where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror by Credit Agricole Securities (USA) Inc. (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Ordinary Shares

of

TELVENT GIT, S.A.

at

$40.00 Net Per Share

by

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

an indirect wholly owned subsidiary of

SCHNEIDER ELECTRIC SA

Schneider Electric España, S.A.U., a sociedad anónima unipersonal organized under the laws of the Kingdom of Spain (“Offeror”) and an indirect wholly owned subsidiary of Schneider Electric SA, a société anonyme organized under the laws of the Republic of France (“Schneider Electric”), is offering to purchase all of the authorized and issued ordinary shares, € 3.00505 nominal value per share (each, a “Share” and, collectively, the “Shares”), of Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain (“Telvent”), at a purchase price of $40.00 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which, together with the Offer to Purchase, collectively constitute the “Offer”). Tendering shareholders who are record owners of their Shares and tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares pursuant to the Offer. Tendering shareholders who hold their Shares through a banker, broker or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY, JULY 19, 2011, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to a Transaction Agreement, dated as of May 31, 2011 (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among Schneider Electric, Offeror and Telvent.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the receipt of the approval of the European Commission under Council Regulation (EC) No. 139/2004 of 20 January 2004 of the Council of the European Union, (iv) the receipt of all other requisite or advisable foreign antitrust clearances or approvals and (v) other customary conditions (as described in the Offer to Purchase). The Minimum Condition requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn a number of Shares representing at least forty percent (40%) of the number of Shares authorized and issued as of the date of the Transaction Agreement. Telvent represented in the Transaction Agreement that, as of the date of the Transaction Agreement, there were 34,094,159 Shares authorized and issued.

Concurrently with the execution of the Transaction Agreement, certain shareholders of Telvent, including Abengoa S.A. (the “Tendering Shareholders”), collectively holding approximately 41.33% of the Shares authorized and issued as of the date of the Transaction Agreement, have entered into irrevocable undertaking agreements with Schneider Electric and Offeror (the “Irrevocable Undertaking Agreements”), which provide, among other things, that the Tendering Shareholders will irrevocably tender, or cause to be tendered, in the Offer any Shares held by them. The irrevocable tender commitments of the Tendering Shareholders would survive any termination of the Transaction Agreement. As set forth in the Irrevocable Undertaking Agreements, the Tendering Shareholders, as of the date of the Transaction Agreement, collectively held a total of 14,090,664 Shares. Based on the information provided by Telvent and the Tendering Shareholders, upon the tender by the Tendering Shareholders of their Shares in compliance with the Irrevocable Undertaking Agreements, the Minimum Condition will be satisfied even if no other Shares are validly tendered and not withdrawn.

Offeror, or Schneider Electric on behalf of Offeror, expressly reserves the right to waive, in whole or in part, at any time and from time to time in the sole discretion of Offeror or Schneider Electric, any of the conditions to the Offer and to make any change in the terms of or other conditions to the Offer; provided that Telvent’s consent is required for Offeror to, subject to applicable law, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive or amend the Minimum Condition, (iv) add to the conditions to the Offer or amend or modify any condition to the Offer in a manner adverse to Telvent’s shareholders, (v) extend or otherwise change the Expiration Time other than as required or permitted by the Transaction Agreement, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to the shareholders of Telvent.

The term “Expiration Time” means 12:00 midnight, New York City time, at the end of Tuesday, July 19, 2011, unless Offeror extends the period during which the Offer is open in accordance with the Transaction Agreement, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, expires.

The Transaction Agreement provides that, unless the Transaction Agreement has been terminated in accordance with its terms, (i) if at the then-scheduled Expiration Time, any condition to the Offer has not been satisfied or, in Offeror’s (or Schneider Electric’s on behalf of Offeror) sole discretion to the extent permitted, waived, Offeror may, in its sole discretion, extend the Offer on one or more occasions, until such time as such condition or conditions are satisfied or waived, (ii) Offeror will extend the Offer for any period required by any applicable law, any interpretation or position of the U.S. Securities Exchange Commission or its staff, or The NASDAQ Global Select Market (“NASDAQ”) applicable to the Offer, (iii) in the event that any of the conditions of the Offer (other than the Minimum Condition) have not been satisfied (or waived by Offeror or Schneider Electric in their sole discretion) as of any then-scheduled Expiration Time, then Offeror, at Telvent’s request, will extend the Offer, for a period reasonably requested by Telvent and (iv) in the event that the Minimum Condition has not been satisfied as of the then-scheduled Expiration Time and all of the other conditions to the Offer have been satisfied (or waived by Offeror or Schneider Electric) as of such Expiration Time, then, at the request of Telvent, Offeror will extend the Offer for one extension period of up to 20 business days, the length of such period to be determined by Telvent in its sole discretion. In no event, however, is Offeror required (or, without the prior consent of Telvent, permitted) to extend the Offer beyond December 31, 2011. During any extension of the Offer, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to the right to withdraw such Shares.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Offeror may choose to make any public announcement, Offeror will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to a national news service. In the case of an extension of the Offer, Offeror will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

In accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following the satisfaction or, to the extent permitted, waiver, of all the conditions to the Offer and the acceptance for payment of all the Shares validly tendered and not properly withdrawn prior to the Expiration Time, Offeror has agreed in the Transaction Agreement to provide a subsequent offering period (the “Subsequent Offering Period”) of at least twenty (20) business days. The Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender any Shares not previously tendered in the Offer. The Subsequent Offering Period will remain open for such period as Offeror will specify of at least twenty (20) business days, and during such Subsequent Offering Period (i) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn, (ii) Offeror will immediately accept and promptly pay for Shares as they are tendered and (iii) the price per Share will be the same as the Offer Price. Offeror may, in its sole discretion, extend the Subsequent Offering Period by any period or periods, subject to the provisions of Rule 14d-11 under the Exchange Act. The Subsequent Offering Period is not an extension of the Offer, which already would have been completed. Offeror will make a public announcement of the Subsequent Offering Period or, if it elects to extend the Subsequent Offering Period, the extension of the Subsequent Offering Period no later than 9:00 a.m., New York City time, on the next business day after the Expiration Time following which Offeror accepts for payment all the Shares validly tendered in the Offer or the date of termination of the Subsequent Offering Period, as applicable.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Offeror will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price for such Shares with the Depositary, which will act as agent for the tendering shareholders for purposes of transmitting such payments to the tendering shareholders whose Shares have been accepted for payment. Payment for the Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer (including any extensions thereof). Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after August 20, 2011, unless Offeror has already accepted them for payment; provided, however, that there will be no withdrawal rights during the Subsequent Offering Period. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution.

Offeror is offering to purchase all of the authorized and issued Shares in the Offer as a first step in acquiring the entire equity interest in Telvent. There is no expedited or short-form minority squeeze out merger procedure following the consummation of the Offer available under Spanish law. Pursuant to the Transaction Agreement, in the event that Schneider Electric and/or Offeror acquires beneficial ownership of seventy percent (70%) or more of the total authorized and issued Shares, Schneider Electric and Offeror agreed to use their reasonable best efforts to cause Telvent to call a general shareholders’ meeting for the purposes of obtaining the requisite shareholder approval of a share capital reduction of Telvent through the redemption of all Shares not then owned by Schneider Electric and its affiliates (the “Minority Shares”) following the procedure established under Spanish law (the “Minority Shareholder Share Redemption”). Under Spanish law, in addition to the requirement of general shareholder approval, the Minority Shareholder Share Redemption must also be approved by (i) if at least fifty percent (50%) of the Minority Shares are present or represented at the applicable general shareholders’ meeting, the holders of a majority of the Minority Shares present or represented or (ii) if at least twenty-five percent (25%), but less than fifty percent (50%), of the Minority Shares are present or represented at the applicable general shareholders’ meeting, the holders of two-thirds of the Minority Shares present or represented (such approval, the “Special Minority Shareholder Approval”).

There can be no assurance that the Minority Shareholder Share Redemption can be consummated. Schneider Electric and Offeror will not be able to obtain the requisite approval for the Minority Shareholder Share Redemption without the support and approval of the requisite majority of the holders of the Minority Shares and there can be no assurance that the Special Minority Shareholder Approval will be obtained. Spanish law imposes certain conditions on a Minority Shareholder Share Redemption, and there can be no assurance that such conditions will be satisfied. In addition, the Minority Shareholder Share Redemption is subject to substantially more administrative process than would typically be the case in a merger or takeover of a company organized in the United States, and Schneider Electric and Offeror expect the additional administrative process to result in a significant delay between the consummation of the Offer and the consummation of a Minority Shareholder Share Redemption.

If the Minority Shareholder Share Redemption is consummated, each of the Minority Shares outstanding immediately prior to the effective time of the Minority Shareholder Share Redemption will confer on its holder solely the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes and deductions in respect of Spanish capital tax, and will be cancelled and extinguished upon registration of the share capital reduction in the Madrid Companies’ Registry. Holders should be aware, however, that the Spanish tax consequences (namely, as a result of a potential 19% withholding tax on a deemed dividend and the deduction of a 1% Spanish capital tax from the gross amount payable) of exchanging

Shares for cash pursuant to the Minority Shareholder Share Redemption may be less favorable to shareholders than the Spanish tax consequences arising out of tendering Shares in the Offer. The holders of Shares are not entitled under Spanish law or otherwise to appraisal rights in connection with the Offer or the Minority Shareholder Share Redemption. Under no circumstances will interest be paid on the purchase price for the Shares, whether in the Offer or pursuant to the Minority Shareholder Share Redemption, regardless of any extension of the Offer or any delay in making payment for the Shares.

Pursuant to the Transaction Agreement, upon the consummation of the Offer, Offeror will become entitled to designate four (4), or, if Schneider Electric and/or Offeror obtain a majority of the total authorized and issued Shares, seven (7), of the twelve (12) directors serving on Telvent’s board of directors, in accordance with the co-option procedures under Spanish law. In the event Schneider Electric and/or Offeror obtain a majority of the total authorized and issued Shares, under Spanish law and the organizational documents of Telvent, Schneider Electric and/or Offeror will own sufficient Shares to appoint and remove any director of Telvent without the affirmative vote of any other shareholder of Telvent. However, Schneider Electric and Offeror have agreed in the Transaction Agreement that for so long as they beneficially own less than seventy percent (70%) of the total authorized and issued Shares, Telvent’s board of directors shall consist of no more than twelve (12) directors and three (3) of such directors shall qualify as “independent directors” under the listing standards adopted by NASDAQ applicable to members of a listed company’s audit committee. In accordance with such agreement, if Schneider Electric and/or Offeror acquire beneficial ownership of a majority, but less than seventy percent (70%), of the total authorized and issued Shares, whether pursuant to the Offer or thereafter, Schneider Electric and Offeror may elect to have nine (9) of the twelve (12) members of Telvent’s board of directors be designees of Offeror, and if Schneider Electric and/or Offeror acquire beneficial ownership of seventy percent (70%) or more of the total authorized and issued Shares, whether pursuant to the Offer or thereafter, Schneider Electric and Offeror may elect to have all members of Telvent’s board of directors be designees of Offeror, in each case, without any of such designees qualifying as “independent directors.”

Offeror and Schneider Electric expect that such representation on the board of directors of Telvent will permit Schneider Electric to exert substantial influence over Telvent’s conduct of its business and operations. If the Minority Shareholder Share Redemption is not consummated, Schneider Electric, as a principal shareholder, would continue to evaluate the business, operations, financial condition, capitalization, corporate structure, assets, properties, policies, management and personnel of Telvent and would take such actions as it deems appropriate under the circumstances then existing. Offeror’s right to representation on the board of directors of Telvent pursuant to the Transaction Agreement and its plans for Telvent are described in the Offer to Purchase.

Additionally, Offeror expects that as soon as practicable following the acquisition of Shares representing seventy percent (70%) or more of the total authorized and issued Shares, a general shareholders’ meeting will be held to approve the delisting of the Shares on NASDAQ. The delisting of the Shares on NASDAQ requires the approval of holders of a majority of the Shares present or represented at a general shareholders’ meeting of Telvent. Thus, at the time that Offeror holds at least seventy percent (70%) of the total authorized and issued Shares, Offeror will own sufficient Shares to obtain the requisite shareholder approval for the delisting of the Shares without the affirmative vote of any other shareholder of Telvent.

Telvent’s board of directors has (i) approved the Transaction Agreement, the Offer and the other transactions contemplated by the Transaction Agreement and (ii) recommended that Telvent’s shareholders accept the Offer and tender their Shares in the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Telvent has provided Offeror with lists (and, if available, computer files) of its shareholders, non-objecting beneficial owners, mailing labels, the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case as of the most recent practicable date, for the purpose of disseminating the Offer to holders of Shares. Offeror will send the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares, non-objecting beneficial owners and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent for the Offer or the Dealer Manager for the Offer at the addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent for the Offer at its address and telephone numbers set forth below and will be furnished promptly at Offeror’s expense. Neither Schneider Electric nor Offeror will pay any fees or commissions to any broker or dealer or any other person (other than to the Dealer Manager, the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005

Credit Agricole Securities (USA) Inc. 1301 Avenue of the Americas New York, NY 10019	Banks and Brokers call collect: 212-269-5550 All others call toll-free: 800-549-6650 Email: tender@dfking.com

Banks and Brokers call collect: 212-408-5680 All others call toll-free: 800-287-0481

June 21, 2011